UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023.

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP

(Registrant’s name)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Receipt of Nasdaq Delinquency Notice

On December 19, 2023, Caravelle International Group (the “Company”) received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company’s listed security has not regained compliance with the minimum $1 bid price per share requirement in accordance with Nasdaq Listing Rules (the “Rules”). However, the Nasdaq Staff (“Staff”) has determined that the Company is eligible for an additional 180 calendar day period pursuant to Rule 5810(c)(3)(A), or until June 3, 2024, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Staff will provide written confirmation of compliance and this matter will be closed. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration date in order to timely regain compliance. If compliance cannot be demonstrated by June 3, 2024, Staff will provide written notification that the Company’s securities will be delisted.

The Notice is a second notice following the first notice that the Company received on June 7, 2023 regarding the Company’s failure to meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

On December 26, the Company issued a press release announcing its receipt of the Notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit

99.1	Press Release, dated December 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

CARAVELLE INTERNATIONAL GROUP

Date:	December 26, 2023

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Chief Executive Officer

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